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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         VANGUARD CELLULAR SYSTEMS, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    922022
                ------------------------------------------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                (908) 221-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:

                                  DAVID M. SILK
                         WACHTELL, LIPTON, ROSEN & KATZ
                 51 WEST 52ND STREET NEW YORK, NEW YORK 10019
                                (212) 403-1000



                                NOVEMBER 4, 1998
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /.

                                Page 1 of 5 Pages

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                                    SCHEDULE 13D
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                                                               Page 2 of 5 Pages
     CUSIP No. 922022

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   1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   AT&T CORP.
                   I.R.S. IDENTIFICATION NO.  13-4924710
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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) / /
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   3         SEC USE ONLY                                                / /
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    4         SOURCE OF FUNDS
                   WC, OO
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   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                              / /
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   6         CITIZENSHIP OR PLACE ORGANIZATION
                   NEW YORK
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              7
                  SOLE VOTING POWER
                        12,334,236

 NUMBER OF
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              8
   SHARES         SHARED VOTING POWER
                        -0-

BENEFICIALLY
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              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        12,334,236

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        -0-

PERSON WITH
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         12,334,236
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                      / /
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    28.0% (ASSUMING EXERCISE OF THE VANGUARD OPTION AND THE STOCKHOLDERS' OPTIONS)
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     14      TYPE OF REPORTING PERSON
                   CO
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


            AT&T Corp. hereby amends the Schedule 13D (the "Schedule 13D") originally filed on October 13, 1998 as set forth herein. Capitalized terms used without definition in this Amendment No. 1 to the Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.



ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended by adding the following:

            On November 4, 1998, AT&T, Merger Sub and Vanguard entered into Amendment No. 1 to the Merger Agreement ("Amendment No. 1"). Amendment No. 1 permits Vanguard, at its election, to commence, on the terms provided in Amendment No. 1, an offer to purchase any and all of the $200,000,000 outstanding principal amount of Vanguard's 9-3/8% Debentures due April 15, 2006 (the "Debentures") and a related solicitation of consents to certain amendments of the terms of the Indenture pursuant to which the Debentures were issued (collectively, the "Tender Offer and Consent Solicitation"). Vanguard has informed AT&T that the Tender Offer and Consent Solicitation was commenced on November 4, 1998.

            The foregoing summary of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, which is attached as Exhibit 4 hereto and is incorporated herein by reference.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

          4. Amendment No. 1, dated as of November 4, 1998, among AT&T Corp., Winston, Inc. and Vanguard Cellular Systems, Inc.






                                       3
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                           SIGNATURES

            After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  November 9, 1998

                                   AT&T CORP.




                                    By: /s/ Robert S. Feit
                                    Name:   Robert S. Feit
                                    Title:  Authorized Signatory

                                INDEX OF EXHIBITS


4. Amendment No. 1, dated as of November 4, 1998, to the Agreement and Plan of Merger among AT&T Corp., Winston, Inc. and Vanguard Cellular Systems, Inc.